

February 1, 2021

Peter (Peizhi) Luo
Chief Executive Officer
Adagene Inc.
4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 25125
People's Republic of China

> **Re: Adagene Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 1, 2021**
> **File No. 333-252210**

Dear Mr. Luo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed February 1, 2021

17. Subsequent Events, page F-39

1.   For the November 9, 2020 option modifications, please remove the disclosure stating the modification is exempt under ASU 2017-09, as modifications to vesting terms do not qualify for exemption from modification of awards accounting under ASC 718. Please disclose the amount of compensation expense to be recognized during the fourth quarter of fiscal year 2020 from waiving the remaining vesting schedule and conditions (i.e., the amount of unrecognized compensation expense remaining to be recognized since the date of grant) for the 2,375,000 options.

Peter (Peizhi) Luo
Adagene Inc.
February 1, 2021
Page 2

  You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Li He, Esq.